EXHIBIT 99.1
IFRS Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2008

Q3 revenues grew by 8.0% year on year; constant currency 14.6%

Q3 revenues sequentially declined by 3.7%; in constant currency grew by 1.0%

Bangalore, India – January 13, 2009

Highlights

Consolidated results for the quarter ended December 31, 2008

  Third quarter revenues at $ 1,171 million, up 8.0% from the corresponding quarter last fiscal; in constant currency 14.6%
  Earnings per American Depositary Share* (ADS) increased to $ 0.58 from $ 0.55 in the corresponding quarter last fiscal; YoY growth was 5.5%
  30 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 5,997 employees (net 2,772) for the quarter by Infosys and its subsidiaries
  103,078 employees as on December 31, 2008 for Infosys and its subsidiaries

*The tax provision for quarters ended December 31, 2008 and December 31, 2007 includes a net tax reversal of $ 12 million and $ 13 million respectively. Excluding this reversal, the earnings per share for the quarters ended December 31, 2008 and December 31, 2007 would have been $ 0.56 and $ 0.53 respectively, resulting in a YOY growth of 5.7%.

“In a challenging environment, our focus is on creating value for clients, running an optimized business, and evolving our business model that will allow us to emerge stronger when the global economy starts recovering,” said S. Gopalakrishnan, CEO and Managing Director.

Business outlook

The company’s outlook (consolidated) for the quarter ending March 31, 2009 and for the fiscal year ending March 31, 2009, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#
Quarter ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 1,128 million and $ 1,170 million; YoY decline of 1.2% to growth of 2.5%; in constant currency, growth of 4.7% – 8.6%
  Consolidated earnings per American Depositary Share are expected to be $ 0.55; same as last year@

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 4.67 billion and $ 4.71 billion; YoY growth of 11.8% – 12.8%; in constant currency 15.6% – 17.6%
  Consolidated earnings per American Depositary Share@@ are expected to be $ 2.23; YoY growth of 9.9%

# Exchange rates considered for major global currencies: AUD / USD 0.69; GBP / USD 1.45; Euro / USD 1.41
@ Including tax reversal pertaining to earlier period of $ 5 million for the quarter ended March 31, 2008. Excluding the tax reversal, the YOY growth is expected to be 1.8%
@@ Including net tax reversal pertaining to earlier periods of $ 19 million in fiscal 2009 and $ 30 million in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share is expected to be $ 2.20 for the year ending March 31, 2009; YoY growth of 11.1%

Expansion of services and significant projects

Infosys is increasingly focusing on value-based pricing models for its offerings. After the successful launch of our retail solution ShoppingTrip360, Infosys partnered with Bharti Airtel to provide a superior experience to customers of its Direct-To-Home TV service through Infosys’ Digital Convergence Platform.

Banking and Capital Markets continue to provide us significant projects. A leading bank engaged Infosys in multiple projects including customization of services, running targeted advertisement campaigns to improve cross-sell rates, and streamlining the company’s online product application process. A credit rating agency engaged Infosys to implement and support its CRM to analyze campaigns and segment its customers better. Infosys partnered with a financial information firm to accelerate its product innovation cycle. A financial services firm sought Infosys’ expertise for a multi-year governance, risk and compliance implementation program.

Customers across industries continue to repose trust in Infosys to improve their businesses and operations. An energy major sought Infosys’ help to transform its IT shared services organization supporting its oil, gas and power businesses across Europe, America, and Asia. A manufacturing firm chose Infosys to support its global sales and distribution SAP platform. An aircraft company engaged Infosys in software acceptance testing and quality measurements of its applications. An auto financial services firm consulted Infosys for setting up its Business Process Outsourcing office. A firm in the document management industry partnered with Infosys to address the performance and scalability of its data warehousing systems. Infosys' performance engineering services will address performance prediction, capacity planning, performance engineering and a governance framework for performance management. A high tech major engaged Infosys to implement a complex identity and access mana gement platform.

Clients sought our engineering services. An aero-structures company engaged Infosys to design, develop and analyze aircraft structures. For an aerospace company, we are developing fuselage structures and for another, we are engineering aircraft structure, systems, interiors and wiring harness.

We continue to make inroads into new markets. Infosys will manage the transition of applications for an insurance and banking company that is restructuring its core systems to improve overall efficiency. A bank engaged Infosys to implement Microsoft CRM. A Middle Eastern company consulted Infosys to set up the business process of its insurance division which includes developing the company’s business requirements, detailed process maps, and planning for business analysis.

“Our robust and flexible operating and financial models position us well in the current uncertain economic environment,” said V. Balakrishnan, Chief Financial Officer. “Our operating margins during the quarter increased primarily due to depreciation of rupee which was to some extent offset by the depreciation of other major currencies against the US dollar.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 103,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisi tions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarters ended June 30, 2008 and September 30,2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Unaudited Condensed Financial Statements in compliance with International Financial Reporting Standards (IFRS) for the nine months ended December 31, 2008

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except share data)
	As of
	December 31, 2008	March 31, 2008
ASSETS
Current Assets
Cash and cash equivalents	$1,948	$2,058
Available-for-sale financial assets	–	18
Investments in certificates of deposit	41	–
Trade receivables	721	824
Unbilled revenue	164	120
Prepayments and other assets	77	107
Total current assets	$2,951	3,127
Non-current assets
Property, plant and equipment	938	1,022
Goodwill	142	174
Intangible assets	9	11
Deferred income tax assets	89	73
Income tax assets	38	55
Other non-current assets	49	45
Total non-current assets	1,265	1,380
Total assets	$4,216	$4,507
LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$3	$12
Derivative financial instruments	43	29
Current income tax liabilities	117	101
Client deposits	5	1
Unearned revenue	87	71
Employee benefit obligations	14	35
Provisions	15	13
Other current liabilities	274	300
Total current liabilities	558	562
Non-current liabilities
Non-current liabilities	54	29
Total liabilities	612	591
Equity
Share capital-Rs. 5 ($ 0.16) par value 600,000,000 equity shares authorized, issued and outstanding 572,641,503 and 571,995,758 as of December 31, 2008 and March 31, 2008, respectively	64	64
Share premium	666	655
Retained earnings	3,297	2,896
Other components of equity	(423)	301
Total equity	3,604	3,916
Total liabilities and equity	$4,216	$4,507

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Income Statements

(Dollars in millions except share data)
	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2008	2007	2008	2007	2008
Revenues	$1,171	$1,084	$3,542	$3,034	$4,176
Cost of sales	661	629	2,049	1,789	2,453
Gross profit	510	455	1,493	1,245	1,723
Operating Expenses:
Selling and marketing expenses	55	52	184	174	230
Administrative expenses	82	89	265	243	334
Total operating expenses	137	141	449	417	564
Operating profit	373	314	1,044	828	1,159
Other income (expense)	(39)	(3)	(85)	15	4
Finance income	46	43	135	125	171
Profit before income taxes	380	354	1,094	968	1,334
Income tax expense	48	42	134	118	171
Profit after tax	$332	$312	$960	$850	$1,163
Attributable to:
Minority interest	–	–	–-	–	–
Equity holders	332	312	960	850	1,163
Net profit	$332	$312	$960	$850	$1,163
Earnings per equity share
Basic ($)	0.58	0.55	1.69	1.49	2.04
Diluted ($)	0.58	0.55	1.68	1.49	2.04
Weighted average equity shares used in computing earnings per equity share
Basic	569,755,757	568,512,968	569,571,267	568,421,831	568,564,740
Diluted	570,449,069	570,452,274	570,650,033	570,376,939	570,473,287

Unaudited U.S.GAAP Financial Statements for the nine months ended December 31, 2008

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

 (Dollars in millions except share data)
	As of
	March 31, 2008	December 31, 2008
	(1)
ASSETS
Current assets
Cash and cash equivalents	$2,058	$1,948
Investments in liquid mutual fund units	18	–
Investments in certificates of deposit	–	41
Trade accounts receivable, net of allowances	824	721
Unbilled revenue	120	164
Prepaid expenses and other current assets	107	77
Deferred tax assets	2	5
Total current assets	3,129	2,956
Property, plant and equipment, net	1,022	938
Goodwill	150	122
Intangible assets, net	25	17
Deferred tax assets	66	79
Advance income taxes	55	38
Other assets	45	49
Total assets	$4,492	$4,199
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12	$3
Income taxes payable	101	117
Client deposits	1	5
Unearned revenue	71	87
Other current liabilities	386	383
Total current liabilities	571	595
Non-current liabilities
Other non-current liabilities	11	11
Stockholders’ equity
Common stock, Rs. 5 ($ 0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,995,758 and 572,641,503 as of March 31, 2008 and December 31, 2008, respectively	64	64
Additional paid-in capital	718	730
Accumulated other comprehensive income	311	(413)
Retained earnings	2,817	3,212
Total stockholders’ equity	3,910	3,593
Total liabilities and stockholders’ equity	$4,492	$4,199
(1) March 31, 2008 balances were obtained from the audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except share data)
	Three months ended December 31,		Nine months ended December 31,
	2007	2008	2007	2008
Revenues	$1,084	$1,171	$3,034	$3,542
Cost of revenues	629	661	1,789	2,048
Gross profit	455	510	1,245	1,494
Operating Expenses:
Selling and marketing expenses	52	55	174	184
General and administrative expenses	89	82	243	265
Amortization of intangible assets	2	2	6	7
Total operating expenses	143	139	423	456
Operating income	312	371	822	1,038
Other income, net	40	7	140	50
Income before income taxes	352	378	962	1,088
Provision for income taxes	42	48	118	134
Net income	$310	$330	$ 844	$954
Earnings per equity share
Basic	$0.54	$0.58	$1.49	$1.68
Diluted	$0.54	$0.58	$ 1.48	$1.67
Weighted average equity shares used in computing earnings per equity share
Basic	568,512,968	569,755,757	568,421,831	569,571,267
Diluted	570,363,129	570,082,857	570,439,766	570,341,551